UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ___ to ___

Commission File No. 001-31720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIPER JAFFRAY COMPANIES RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

Piper Jaffray Companies Retirement Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants of
Piper Jaffray Companies Retirement Plan

We have audited the accompanying statement of assets available for benefits of the Piper Jaffray Companies Retirement Plan as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004, and the changes in its assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 22, 2005

Piper Jaffray Companies Retirement Plan

Statement of Assets Available for Benefits

December 31, 2004

(Amounts in thousands)
Assets
Investments, at fair value:
Mutual funds	$106,140
Piper Jaffray Stock Fund	2,728
Participant loans	4,327

Total investments	113,195

Cash and cash equivalents	2

Receivables:
Mutual fund rebate receivable	261
Employer contributions receivable	13,503

Total receivables	13,764

Assets available for benefits	$126,961

See Notes to Financial Statements.

Piper Jaffray Companies Retirement Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2004

(Amounts in thousands)
Additions:
Investment income:
Net appreciation in fair value of investments	$7,488
Interest and dividends	2,380
Mutual fund rebates	478

Total investment income	10,346

Contributions:
Employer — noncash	13,503
Participants	20,853
Rollovers	3,522

Total contributions	37,878

Transfers in from other Plans:
U.S. Bancorp Piper Jaffray Companies Inc. Profit Sharing Plan	83,231

Deductions:
Participant withdrawals	(4,266)
Administrative fees	(228)

Total deductions	(4,494)

Net increase in assets available for benefits	126,961
Assets available for benefits, beginning of year	—

Assets available for benefits, end of year	$126,961

See Notes to Financial Statements.

Piper Jaffray Companies Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

General

     The Piper Jaffray Companies Retirement Plan (the “Plan”) is a contributory defined contribution plan covering employees of Piper Jaffray Companies (the “Company”). Under the terms of the Plan, employees are eligible to participate at the commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

     Beginning the first of the month subsequent to commencement of employment, participants may contribute between 1 and 50 percent of their recognized compensation, as defined in the Plan, for each pay period up to an annual maximum of $13,000 for 2004. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions to an annual maximum of $3,000 in 2004.

     Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     Beginning on the January 1 subsequent to the commencement of their employment, the Company matches 100 percent of the first 4 percent of recognized compensation the participant contributes (“Matching Contribution”) up to the Social Security Taxable wage base of $87,900 for 2004. In addition, amounts (“Profit Sharing Contribution”) may be contributed on behalf of eligible participants, at the option of the Company’s management and Board of Directors. Employees are eligible for the Profit Sharing Contribution beginning January 1 or July 1 following their date of hire. Additionally, they must have at least 1,000 hours of service in the Plan year. The Company makes these contributions in Company stock or cash to eligible participants, as defined in the Plan, employed on the last day of the Plan year.

Vesting

     Participants are immediately vested in their contributions made to the Plan from their recognized compensation and the earnings thereon. In addition, participants are immediately vested in the Company’s Matching Contribution and earnings thereon. Vesting in the Company’s Profit Sharing Contribution and earnings thereon is based on years of continuous service. A participant is 100 percent vested in their Profit Sharing Contribution after five years of service from the date of entrance into the Plan, with at least 1,000 hours of service in each Plan year. Additionally, participants become 100 percent vested in Profit Sharing Contributions when they reach age 59 1/2 or terminate employment as a result of becoming totally or permanently disabled or death.

Participant Accounts

     Separate accounts are maintained for each participant whereby the participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.

     Forfeited account balances of terminated participants’ nonvested accounts are used to first reinstate the accounts of rehired participants. If a participant returns to the Company and completes a year of vesting service before the participant has five consecutive one-year breaks in service, the forfeited amount will be reinstated to the participant’s account at the end of that year. Any remaining forfeitures are added to the Company’s Profit Sharing Contribution. At December 31, 2004, forfeited nonvested accounts totaled $297,244.

Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range from up to 5 years or up to 15 years if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of one percent over the prime rate for the business day preceding the date the loan is granted. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants who terminate with outstanding loan balances have 90 days from the last day of their employment to pay the balance of their loan in full. Loans not repaid within that timeframe will be reported as taxable distributions.

Benefits

     After reaching the age of 59 1/2 , a participant may elect to withdraw all or a portion of the value of their account. Hardship withdrawals by actively employed participants before the age of 59 1/2 are permitted for pre-tax contributions, only after meeting specified criteria, as defined in the Plan. Participants prior to the age of 59 1/2 can also elect to withdraw all or a portion of the rollover contributions or transferred contributions made to the Plan.

     Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10 percent federal penalty tax. If a participant’s employment ends for reasons other than total or permanent disability or death and the balance is less than $5,000, any distribution made before the age of 59 1/2 must be paid to the participant in the form of a lump-sum payment or direct rollover. If the participant’s balance exceeds $5,000, payment will not be made before age 70 1/2 without prior consent. The following options of distribution are available: lump-sum distribution, direct rollover, partial distribution or installment distribution. Upon death, the balance in the participant’s account is paid to the designated beneficiary in one of the above mentioned distribution options.

2. Summary of Significant Accounting Policies

Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

     Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year. Investments in the common stock of the Company are valued at the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

     The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

     The Retirement Investment Committee oversees the Plan and Trust Agreement. It has the authority to make investment recommendations, such as the replacement of a fund due to the fund’s performance, and has the fiduciary responsibility to ensure the Plan is acting in the best interest of the participants.

     The following table presents the net appreciation / (depreciation) in fair value of investments held by the Plan at December 31, 2004:

(Amounts in thousands)
Mutual funds	$7,570
Piper Jaffray Stock Fund	(82)

Net appreciation in fair value of investments	$7,488

     The fair value of individual investments that represent 5 percent or more of the Plan’s assets available for benefits at December 31, 2004 are as follows:

(Amounts in thousands)
Europacific Growth Fund — R4	$11,308
Growth Fund of America — R4	15,841
Davis NY Venture Fund A	6,418
Delaware Trend Fund	8,599
First American Stable Asset Select Fund	12,201
Pimco NFJ Sm Cap Value Fund A	13,141
Pimco Total Return Admin. Fund	8,264
Van Kampen Comstock Fund A	11,393
Vanguard 500 Index Fund	10,327

4. Income Tax Status

     The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

5. Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

6. Related Party Transactions

     The Plan has invested in the Piper Jaffray Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2004, the Plan’s investment in the Piper Jaffray Stock Fund was comprised primarily of 53,000 shares of Piper Jaffray common stock with a fair market value of $2,541,576. The Plan made purchases and sales of the Company’s common stock of $2,738,806 and $118,245, respectively, during the year ended December 31, 2004.

     On February 1, 2005, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $6,327,744 as the Company’s Matching Contribution for the year ended December 31, 2004. On March 11, 2005, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $7,174,871 as the Company’s Profit Sharing Contribution for the year ended December 31, 2004.

7. Administrative Expenses

     Except to the extent paid by the Company, all expenses of the Plan, with the exception of loan processing fees, are paid by the Plan as a deduction from its mutual fund rebates received. The Plan receives mutual fund rebates related to its investments in mutual funds. The rebates, net of Plan expenses paid by the Plan, are allocated to Plan participants’ accounts. Loan processing fees of the Plan are paid out of the participant’s account requesting the loan. The Company paid legal and audit fees related to the Plan during 2004.

8. Plan Termination

     While the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA.

Supplemental Schedule

Piper Jaffray Companies Retirement Plan

EIN: 30-0168701
Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

	Number of	Market
Description	Shares	Value
Mutual Funds:
First Amer. Stable Asset Select Fund	369,281	$12,201,040
Am Funds US Govt. Fund R4	31,548	431,570
Pimco Total Return Admin. Fund	774,502	8,263,937
Am Funds American H/I Fund R4	75,758	955,304
Cohen & Steers Realty Income Fund A	87,777	1,511,525
Am Funds Investment Co of Am Fund R4	99,858	3,067,635
Vanguard 500 Index Fund	92,498	10,326,506
Davis NY Venture Fund A	209,111	6,417,602
Van Kampen Comstock Fund A	615,526	11,393,390
Growth Fund of America — R4	581,733	15,840,582
Pimco NFJ Sm Cap Value Fund A	455,642	13,140,718
Delaware Trend Fund	405,976	8,598,562
Templeton Growth Fund A	117,209	2,682,919
Europacific Growth Fund — R4	320,708	11,308,149

		106,139,439

Stock Fund:
Piper Jaffray Stock Fund *	56,295	2,728,493

Participant loans		4,326,611

Total assets held at end of year		$113,194,543

*	Indicates a party-in-interest to the Plan

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIPER JAFFRAY COMPANIES RETIREMENT PLAN By: Administrator, Piper Jaffray Companies Retirement Plan
/s/ Pamela L. Clayton
Pamela L. Clayton
Authorized Signatory

Date: June 29, 2005

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith